[Equitable Letterhead]

September 22, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Equitable Financial Corp.

Registration Statement on Form SB-2

Request for Acceleration of Effectiveness

File No. 333-126617

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Equitable Financial Corp. (the “Company”) hereby requests that said Registration Statement on Form SB-2 be declared effective on September 26, 2005, at 4:00 p.m. or as soon thereafter as practicable. Pursuant to Rule 12d1-2(c)(2), the Company’s Registration Statement on Form 8-A will become effective upon the effectiveness of the Registration Statement on Form SB-2.

Furthermore, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding this request, please telephone Aaron M. Kaslow or Sean P. Kehoe of Muldoon Murphy & Aguggia LLP at (202) 362-0840.

Very truly yours,

EQUITABLE FINANCIAL CORP.

/s/ Richard L. Harbaugh
Richard L. Harbaugh President and Chief Executive Officer